EXHIBIT 99.10
Media Release
Rio Tinto and Edify Energy sign landmark solar and battery
agreement for Rio Tinto’s Gladstone operations
13 March 2025
Rio Tinto and Edify Energy have signed two new solar and battery hybrid services agreements (HSAs) to increase the supply of reliable, competitively priced electricity to Rio Tinto’s Gladstone aluminium operations in
Queensland.
Under the agreements, Rio Tinto will purchase 90% of the power and battery storage capacity generated by the
Smoky Creek & Guthrie’s Gap Solar Power Stations for 20 years. Edify Energy will build, own, and operate the projects, with construction due to begin in late 2025 and targeting completion in 2028.
Located in Central Queensland, the adjacent Smoky Creek & Guthrie’s Gap Solar Power Stations, will together feature 600MWac1 of solar and 600MW / 2,400MWh of battery storage.
Rio Tinto Chief Executive, Australia, Kellie Parker said: "These agreements are integral to repowering our
Gladstone aluminium operations with affordable, reliable and lower carbon energy for decades to come.
“For the first time, we have integrated crucial battery storage in our efforts to make the Boyne aluminium smelter globally cost-competitive, as traditional energy sources become more expensive.
“We continue to investigate further renewable energy investments to repower our Gladstone aluminium operations.”
Edify Energy Chief Executive, John Cole, acknowledged the importance of this new services agreement in providing clean, reliable and cost-effective electricity to energy consumers.
“The Smoky Creek & Guthrie’s Gap Solar Power Stations deliver the latest in solar, battery and inverter technology to support Australia’s power needs.
“This collaboration is an important commitment to supporting the sustainable future of Australia's industrial sector.
We are proud to advance Rio Tinto's goals to repower its Gladstone operations and to play a role in the transition to a low-carbon economy.”
When combined with the 2.2GW of renewable wind and solar PPAs Rio Tinto announced for its Gladstone operations in 2024, the Smoky Creek & Guthrie’s Gap agreements help secure a total of 2.7GW2 of future wind and solar energy in Queensland.
Together, the four contracted projects are expected to supply 80% of Boyne smelter’s annual average electricity demand, reducing the smelter’s scope 1 and 2 emissions by 70%3, or 5.6Mt of carbon dioxide equivalent per year.
This is the equivalent of removing about 2 million internal combustion engine cars from the road.
Smoky Creek & Guthrie’s Gap’s 2,400MWh battery system will provide about 30% of the firming needed to repower the Boyne smelter with renewable power. It will store green energy for reliable use during peak demand periods or low solar output, which will improve stability and resilience of Queensland’s power network.
Media Release
Rio Tinto's integrated aluminium production chain in Queensland is a significant economic driver for the state and
Australia, directly employing over 4500 people and supporting thousands more livelihoods. The company's operations in Gladstone alone account for more than 3000 jobs, with 1000 of those at the Boyne smelter.
Rio Tinto’s three production assets in the Gladstone region are the Boyne aluminium smelter, the Yarwun alumina refinery and the Queensland alumina refinery.
Further information on the Smoky Creek & Guthrie's Gap Power Station is available here.
1 The solar farm will have 720MWp (megawatt peak) of installed solar panels – the theoretical maximum potential output– and will deliver 600MWac (megawatts alternating current) of usable power to the grid.
2 This comprises of the following contracted renewable energy projects: 1.1GW of Windlab’s proposed 1.4GW
Bungaban wind project, 1.1GW from European Energy’s proposed Upper Calliope solar farm and 540MW from
Edify Energy’s combined 600MW Smoky Creek & Guthrie’s Gap Solar Power Stations.
3 5.6Mt CO2e and 70% reduction are on a 100% managed basis.
Media Release
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